Exhibit 99.2

Appointment of Proxyholder

I/We, being holder(s) of Common Shares of Encana Corporation (the “Corporation”), hereby appoint: Clayton H. Woitas, Chairman of the Board, or, failing him, Douglas J. Suttles, President & Chief Executive Officer OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxyholder sees fit) on all the following matters and any other matter that may properly come before the Annual General Meeting of Shareholders of the Corporation to be held at 10:00 a.m. (Mountain Time) on May 3, 2016, at BMO Centre, Palomino Room, 20 Roundup Way SE, Calgary, Alberta, Canada (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1-4. Please use a dark black pencil or pen.

1.	ELECTION OF DIRECTORS:	☐ VOTE FOR all nominees (or designate your vote for individual nominees below)

		FOR	WITHHOLD		FOR	WITHHOLD

	01 Peter A. Dea	☐	☐	07 Jane L. Peverett	☐	☐
	02 Fred J. Fowler	☐	☐	08 Brian G. Shaw	☐	☐
	03 Howard J. Mayson	☐	☐	09 Douglas J. Suttles	☐	☐
	04 Lee A. McIntire	☐	☐	10 Bruce G. Waterman	☐	☐
	05 Margaret A. McKenzie	☐	☐	11 Clayton H. Woitas	☐	☐
	06 Suzanne P. Nimocks	☐	☐

2.	APPOINTMENT OF AUDITOR - PRICEWATERHOUSECOOPERS LLP at a remuneration to be fixed by the Board of Directors			☐ Vote For	☐ Withhold

3.	ADVISORY VOTE APPROVING THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION			☐ Vote For	☐ Vote Against

4.	AMENDMENT AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN			☐ Vote For	☐ Vote Against

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website www.canstock.com/financialstatements and input code 5811b.

I would like to receive quarterly financial statements	☐
I do not wish to receive annual financial statements	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions.

All proxies must be received by cut-off date, 10:00 a.m. (Mountain Time) April 29, 2016.

Proxy Form – Annual Meeting of Shareholders of Encana Corporation to be held on May 3, 2016 (the “Meeting”)

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

5. To be treated as valid, this form of proxy must be completed and received by CST Trust Company (“CST”) no later than 10:00 a.m. (Mountain Time) on April 29, 2016 via the pre-paid business reply envelope provided, or otherwise delivered to CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting.

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Corporation.

How to Vote
INTERNET Go to www.cstvotemyproxy.com Cast your vote online View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760 and follow the voice instructions
To vote using your smartphone, please scan this QR Code è
To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX or EMAIL

Complete and return your signed proxy in the envelope provided or send to:

CST Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxy@canstockta.com.

An undated proxy is deemed to be dated on the day it was received by CST.

If you wish to receive investor documents electronically in future, please visit www.canstockta.com/electronicdelivery to enrol.

All proxies must be received by cut-off date, 10:00 a.m. (Mountain Time) April 29, 2016.